FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1           FRN Variable Rate Fix
No. 2           Doc re. Pricing Supplement
No. 3           Doc re. Pricing Supplement
No. 4           FRN Variable Rate Fix
No. 5           FRN Variable Rate Fix
No. 6           Employee Share Option Scheme
No. 7           FRN Variable Rate Fix
No. 8           FRN Variable Rate Fix

Document No. 1


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 1, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 50,000,000.00
    MATURING: 29-Sep-2003
    ISSUE DATE: 27-Sep-1996
    ISIN: XS0069957487

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-Jun-2003 TO 29-Sep-2003 HAS BEEN FIXED AT 3.741250 PCT.

INTEREST PAYABLE VALUE 29-Sep-2003 WILL AMOUNT TO
GBP 932.75 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

Document No. 2

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     261
Description:                      Issue of U.S.$5,017,000 Floating Rate Notes
                                  due July 2008
Currency/ Principal Amount:       United States Dollars ("U.S.$")
Issue Price:                      100 per cent.
Specified Denomination            U.S.$1,000
Issue Date:                       2 July 2003
Maturity Date:                    7 July 2008
ISIN:                             XS0171637449

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 3

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     264
Description:                      Issue of GBP 2,386,000 Floating Rate Notes due
                                  July 2008
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       4 July 2003
Maturity Date:                    11 July 2008
ISIN:                             XS0172110214

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 4, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 3,230,000.00
    MATURING: 23-Jun-2008
    ISSUE DATE: 20-Jun-2003
    ISIN: XS0171140345

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jun-2003 TO 23-Sep-2003 HAS BEEN FIXED AT 3.751620 PCT.

INTEREST PAYABLE VALUE 23-Sep-2003 WILL AMOUNT TO
GBP 9.76 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX:44 020 7508 3881.

Document No. 5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 4, 2003--

RE: NORTHERN ROCK PLC
    USD 12,159,000.00
    MATURING: 12-Apr-2005
    ISSUE DATE: 06-Apr-2001
    ISIN: XS0127633872

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jly-2003 TO 06-Oct-2003 HAS BEEN FIXED AT 1.130000 PCT.

INTEREST PAYABLE VALUE 06-Oct-2003 WILL AMOUNT TO
USD 2.86 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

Document No. 6


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 4 July 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,159,725 Shares representing 1.22% of the Company's issued share capital.

Document No. 7


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 4, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 1,246,000.00
    MATURING: 29-Dec-2008
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171561797

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Jun-2003 TO 29-Sep-2003 HAS BEEN FIXED AT 3.775000 PCT.

INTEREST PAYABLE VALUE 29-Sep-2003 WILL AMOUNT TO:
GBP 9.72 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 4, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 2,547,000.00
    MATURING: 06-Jly-2009
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171562175

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Jun-2003 TO 06-Oct-2003 HAS BEEN FIXED AT 3.769530 PCT.

INTEREST PAYABLE VALUE 06-Oct-2003 WILL AMOUNT TO:
GBP 10.43 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  07 July 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary